SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) Or 13(e)(1)
of The Securities Exchange Act of 1934

AMENDMENT NO. 1

LARCH LANE MULTI-STRATEGY INSTITUTIONAL FUND, L.L.C.
(Name of Issuer)

LARCH LANE MULTI-STRATEGY INSTITUTIONAL FUND, L.L.C.
(Name of Person(s) Filing Statement)

UNITS OF LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

N/A (CUSIP Number of Class of Securities)

Ross Weissman
Larch Lane Advisors LLC
800 Westchester Avenue, S-618
Rye Brook, NY 10573
(888) 266-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
George Silfen, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2131

April 6, 2011
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$900,000 (a)	Amount of Filing Fee: $116.10 (b)

(a)            Calculated as the aggregate maximum purchase price for Interests.

(b)           Calculated at $116.10 per $1,000,000 of Transaction Valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:	☐

This Amendment No. 1 relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on April 6, 2011 by LARCH LANE MULTI-STRATEGY INSTITUTIONAL FUND, L.L.C. (the "Company") in connection with an offer (the "Offer") by the Company to purchase up to $900,000 of units of limited liability company interest in the Company ("Units") on the terms and subject to the conditions set forth in the Notice of Offer to Purchase and the related Letter of Transmittal.  Copies of the Notice of Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement.

This Amendment No. 1 to the Statement is being filed to withdraw and terminate the Offer and report the following information pursuant to Rule 13e-4(c)(3) (capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer):

At a meeting held on April 29, 2011, the Company's Board of Managers (the "Board") determined to authorize the Company's officers to pursue preliminarily a liquidation of the Company.  As a result of this authorization, the Company has determined to terminate and withdraw the Offer and cease to make any further offers to purchase Units.

The Board is expected to make a conclusive determination regarding a liquidation of the Company in the coming month.  Any such determination will only be made if the Board determines that it would be consistent with the best interests of the Company and its Members.  Members will be notified of any such determination.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LARCH LANE MULTI-STRATEGY
INSTITUTIONAL FUND, L.L.C.

By:	/s/ Ross Weissman
Name: Ross Weissman
Title: Chief Financial Officer

May 2, 2011

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